Exhibit 99.2

NUTRIEN LTD.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 17, 2022

This report is submitted for and on behalf of Nutrien Ltd. (the “Corporation”) in respect of its annual meeting (the “Meeting”) of shareholders (“Shareholders”) held on May 17, 2022.

At the Meeting, Shareholders voted by ballot on the following matters:

(a)	The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

	Votes For	Votes Withheld
Christopher M. Burley	399,788,105/98.99%	4,095,152/1.01%
Maura J. Clark	400,189,531/99.09%	3,693,726/0.91%
Russell K. Girling	394,788,570/97.75%	9,094,687/2.25%
Michael J. Hennigan	366,507,681/90.75%	37,375,576/9.25%
Miranda C. Hubbs	400,726,096/99.22%	3,157,161/0.78%
Raj S. Kushwaha	399,757,246/98.98%	4,126,011/1.02%
Alice D. Laberge	400,471,139/99.16%	3,412,118/0.84%
Consuelo E. Madere	400,725,663/99.22%	3,157,594/0.78%
Keith G. Martell	395,492,067/97.92%	8,391,190/2.08%
Aaron W. Regent	401,520,734/99.42%	2,362,523/0.58%
Nelson L.C. Silva	401,458,254/99.40%	2,425,003/0.60%

(b)	The re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation. The results of the vote were: 429,655,808 votes “For” (99.69%) and 1,353,821 votes “Withheld” (0.31%).

(c)	A non-binding advisory vote to accept the Corporation’s approach to executive compensation. The results of the vote were: 377,048,041 votes “For” (93.36%) and 26,835,209 votes “Against” (6.64%).